Museum Tower

150 West Flagler Street, Suite 2200

Miami, FL 33130

(305) 789-3200

stearnsweaver.com

December 6, 2023

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	Christina Chalk

Shane Callaghan

Office of Mergers and Acquisitions

Re:	BBX Capital, Inc.

Schedule TO-I Filed November 20, 2023

File No. 005-91751

Ladies and Gentlemen:

Set forth below are the responses of our client, BBX Capital, Inc. (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 1, 2023 with respect to the Schedule TO-I (File No. 005-91751) filed by the Company with the Commission on November 20, 2023 (the “Schedule TO”). In connection with this response letter, the Company has filed Amendment No. 1 to the Schedule TO (the “Amendment”) with the Commission. Capitalized terms used but not defined herein shall have the meanings given to them in the Offer to Purchase (as defined in the Schedule TO).

The following numbered paragraphs correspond to the numbered paragraphs in the Staff’s comment letter. For ease of reference, the Company’s responses below are preceded by the Staff’s comments.

Schedule TO-I Filed November 20, 2023

Withdrawal Rights, page 19

1.

Refer to the following disclosure made on page 19 of the Offer to Purchase: “You may also withdraw your previously tendered shares at any time after 12:00 a.m., New York City time, on January 22, 2024, unless such shares have been accepted for payment as provided in the Offer.” It does not appear that January 22, 2024 is the 40th business day (as defined in Rule 13e-4(a)(3)) after commencement of the Offer. Please revise or advise.

Company Response: The Company inadvertently computed the 40-business day period contemplated by Rule 13e-4(f) as expiring on Monday, January 22, 2024 instead of Thursday, January 18, 2024. Accordingly, and in response to the Staff’s comment, the Company has revised both references to January 22, 2024 in the Offer to Purchase to instead refer to January 18, 2024.

Conditions of the Tender Offer, page 21

2.

On page 21 of the Offer to Purchase, you have included a condition that will be triggered by “any general suspension of, or general limitation on prices for, or trading in, securities on any national securities exchange in the United States or in the over-the-counter market.” Please revise to explain what would be considered a general limitation on prices for securities on any national securities exchange in the United States or in the over-the- counter market, or delete this language.

Company Response: The Company acknowledges the Staff’s comment and in response thereto has clarified the referenced condition to read as follows: “any general suspension of trading in, or the imposition of any general minimum or maximum price limits on prices for, securities on any national securities exchange in the United States or in the over-the-counter market.”

3.

On page 21 of the Offer to Purchase, you have included a condition that will be triggered by “the commencement of a war, armed hostilities, terrorism, or other similar national or international calamity directly or indirectly involving the United States.” Given current ongoing hostilities, please explain what is meant by “indirectly involving the United States” for purposes of this condition so that shareholders can better understand its scope.

Company Response: The Company acknowledges the Staff’s comment and has revised the referenced condition in order to indicate a direct material involvement as follows: “the commencement of a war, armed hostilities, terrorism, or other similar national or international calamity which results in material direct involvement by the United States.”

4.

Refer to the following statement made on page 23 of the Offer to Purchase: “Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Time.” If an offer condition is “triggered” while an offer is pending, in our view, the offeror must promptly inform shareholders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to waive a condition “at any time and from time to time” is inconsistent with your obligation in this regard. Please revise.

Company Response: The Company acknowledges the Staff’s comment and is revising the statement to read as follows (struck through language is being deleted, and underlined language is being added): “Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right~~, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Time~~, provided that if one or more events described above occurs before the Expiration Time, we will promptly notify you as to whether we have determined to assert the condition and terminate the Offer, or waive the condition and continue the Offer.”

Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, page 26

5.

Item 3 of Schedule TO and Item 1003(a) of Regulation M-A require the disclosure of the name and address of each executive officer and director of the corporation, each person controlling the corporation, and each executive officer and director of any corporation or other person ultimately in control of the corporation. See Instruction C to Schedule TO. See also Exchange Act Rule 3b-7 for the definition of “executive officer.” Item 8 of Schedule TO and Item 1008(a) of Regulation M-A further require the disclosure of the beneficial ownership of each person named in response to Item 1003 of Regulation M-A and by each associate and majority-owned subsidiary of those persons. It appears that Brett Sheppard, the Company’s Chief Financial Officer, has been omitted here. Please confirm in your response letter that all of the Company’s executive officers are included in the beneficial ownership table on page 28 of the Offer to Purchase, or revise as necessary. Please also revise the last paragraph on page 27 of the Offer to Purchase to replace “Named Executive Officers” with executive officers, to the extent that the two terms have different meanings.

Company Response: The Company acknowledges the Staff’s comment and confirms that the first paragraph of Section 10 of the Offer to Purchase includes all of the shares of the Company’s Class A Common Stock and Class B Common Stock beneficially owned by the Company’s directors and executive officers, including Brett Sheppard.

The second paragraph of Section 10 of the Offer to Purchase sets forth the shares of the Company’s Class A Common Stock and Class B Common Stock held by the Company’s controlling shareholders, who are Alan B. Levan, John E. Abdo, Jarett S. Levan and Seth M. Wise.

In response to the Staff’s comment, the Company has revised the “Security Ownership of Certain Beneficial Owners and Management” table and related disclosure to replace the reference to “Named Executive Officers” in the last paragraph on page 27 with “executive officers” and to update the beneficial ownership table to include Mr. Sheppard, who was the only executive officer not previously included in the table.

6.

In light of your disclosure of the shareholder agreements between Mr. Alan Levan and Mr. Abdo, Mr. Alan Levan and Mr. Jarett Levan, and Mr. Jarett Levan and Mr. Wise on pages 28-29 of the Offer to Purchase, it appears that you should file each of those shareholder agreements as an exhibit to Schedule TO. Refer to Item 12 of Schedule TO and Item 1016(d) of Regulation M-A. Please revise or advise.

Company Response: The Company acknowledges the Staff’s comment and in response thereto has filed the referenced agreements as exhibits to the Schedule TO.

Miscellaneous, page 35

7.

While you do not need to disseminate offer materials in jurisdictions where you may not legally do so, you must accept tenders from all target shareholders, wherever located. See Rule 13e-4(f)(8)(i). Please revise the disclosure in the second paragraph of this section accordingly.

Company Response: The Company acknowledges the Staff’s comment and has replaced the referenced disclosure with the following language: “This Offer to Purchase and accompanying Letter of Transmittal do not constitute an offer to purchase securities in any jurisdiction in which such offer is not or would not be permitted. We are not aware of any U.S. state where the making of the Offer is not in compliance with applicable law. If we become aware of any U.S. state where the making of the Offer is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law, however, we will, if the Offer is completed and subject to the terms and conditions hereof, accept duly tendered shares from all shareholders regardless of where the shareholder is located.”

If you have any questions or comments concerning this letter or the Schedule TO, including the Amendment, please feel free to contact me at (305) 789-3500.

Sincerely,

/s/ Alison W. Miller

cc:	Alan B. Levan, Chairman

Jarett S. Levan, Chief Executive Officer and President

Brett Sheppard, Chief Financial Officer